UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 000-30698

SINA Corporation

(Registrant’s Name)

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SINA TO BUILD NEW OFFICE BUILDING IN BEIJING

SINA Corporation (NASDAQ GS: SINA) has recently entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing.  In anticipation of the continuing growth of the Company and to meet the objective of keeping the employees together, SINA plans to relocate its principal executive offices, information and technology center as well as administrative and support facilities to the new office building.  The gross floor area for the new office building as currently planned is approximately 106,500 square meters and the aggregate construction cost is expected to be in the range of $160-180 million, to be paid in installments over the construction period.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION

Date: May 10, 2013	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

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